Hamilton Lane Private Assets Fund

110 Washington St, Ste 1300

Conshohocken, PA 19428-2053

October 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Rossotto

Re: Hamilton Lane Private Assets Fund (File Nos. 333-273504, 811-23509)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Hamilton Lane Private Assets Fund (the “Fund” or the “Registrant”) respectfully requests the withdrawal of the following Post-Effective Amendments to the Registrant’s registration statement on Form N-2 (the “Amendments”).

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
2	09/25/23	486BXT	0001213900-23-078941
1	07/28/23	486APOS	0001213900-23-060776

The Amendments relate to a new digital share class of the Fund. The Registrant requests withdrawal of the Amendments because the Registrant has determined not to proceed with the offering of the digital share class at this time. No securities were sold in connection with the Amendments.

Please direct any questions concerning this matter to Josh Deringer or Josh Lindauer of Faegre Drinker Biddle & Reath LLP at (215) 988-2959 or (212) 248-3298, respectively.

Regards,

/s/ Adam Shane

Adam Shane

Secretary